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                                                                  EXHIBIT (a)(6)
                     MEMORANDUM TO ELIGIBLE OPTION HOLDERS

To: Holders of Aramex International Limited Stock Options Described Below
Date: January 10, 2002
Re: Tender of Option Shares in Offer Referred to Below

     Rasmala Distribution (Bermuda) Limited, a company organized under the laws of Bermuda ("PURCHASER"), has prepared the following questions and answers for your convenience. Please review this information together with the Offer to Purchase, the related Letter of Transmittal, the Instructions for Conditional Exercise, the Notice of Conditional Exercise and the other documents which you have received along with this memorandum. If after reviewing the information provided, you have additional questions, please contact Bashar Obeid at Aramex at the details listed below.

Q.  WHAT IS THE OFFER?

A. Rasmala Distribution (Bermuda) Limited, a company organized under the laws of Bermuda and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is offering to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex International Limited (the "SHARES"), at a price of $12.00 per share (the "OFFER PRICE"), on the terms and subject to the conditions set forth in the offer to purchase (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "OFFER"). The Offer will be open until the "EXPIRATION DATE", which shall mean at 12:00 midnight, New York City time, on Thursday, February 7, 2002, unless the Offer is extended, in which event the term shall mean the latest time and date at which the Offer (not including any subsequent offering period, as so extended), will expire.

     In connection with this Offer, individuals holding exercisable options to purchase common shares having exercise prices of less than $12.00 per share may conditionally exercise all or part of such options and tender common shares issuable upon such conditional exercise (the "OPTION SHARES") in the Offer.

     You must complete and deliver to Aramex the Notice of Conditional Exercise in order to tender part or all of your Option Shares resulting from a conditional exercise of eligible options. This exercise of your options is "conditional" because you will be deemed to exercise the option only if, and to the extent, that Purchaser actually accepts for payment and pays for the Option Shares in the Offer. The Offer, which is subject to a number of other conditions, is described in the Offer to Purchase dated January 10, 2002, and the related Letter of Transmittal. Please read these documents, as well as the Notice of Conditional Exercise and the Instructions for Conditional Exercise, carefully.

     A special committee of the Aramex board of directors (other than Frank Mountcastle who has recused himself) has determined that the Offer, the compulsory acquisition and the amalgamation are advisable and fair to, and in the best interests of, the unaffiliated shareholders of Aramex and recommends that the unaffiliated shareholders of Aramex accept the Offer and tender their Shares pursuant to the Offer. The special committee is comprised of three directors (one of whom, Frank Mountcastle, recused himself) who are not officers or employees of Aramex and are not affiliated with the officers and directors who will become officers and directors of Parent, Purchaser, or either the amalgamated company or Aramex.

     The Aramex board of directors, based in part upon the recommendation of the special committee of independent directors of the board, has unanimously approved the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation and has unanimously determined that the Offer, the compulsory acquisition and the amalgamation are advisable and fair to, and in the best interests of, the unaffiliated shareholders of Aramex and recommends that the unaffiliated shareholders of Aramex accept the Offer and tender their Shares pursuant to the Offer.

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     YOU MUST CAREFULLY FOLLOW THE INSTRUCTIONS BELOW AND IN THE ENCLOSED
     INSTRUCTIONS FOR CONDITIONAL EXERCISE AND THE NOTICE OF CONDITIONAL EXERCISE IF YOU WANT TO PARTICIPATE IN THE OFFER. FAILURE TO DO SO MAY MAKE YOU INELIGIBLE TO TENDER YOUR OPTION SHARES.

Q. MUST I UNCONDITIONALLY EXERCISE MY OPTIONS NOW IN ORDER TO PARTICIPATE IN THE OFFER?

A. No. As a holder of unexercised options you may "conditionally" exercise all or part of your exercisable options having exercise prices of less than $12.00 per share and tender those Option Shares which you are entitled to receive upon such exercise.

     This exercise of options is "conditional" because you are deemed to exercise the option only if, and to the extent that, Purchaser actually accepts for payment and pays for the underlying Option Shares in the Offer.

Q. IF I DECIDE NOT TO "CONDITIONALLY EXERCISE" MY OPTIONS, HOW WILL THE OFFER AFFECT MY OPTION SHARES?

A. If you do not "conditionally exercise" your options, at the completion of the offer you will still have options that will convert into common shares of Aramex in accordance with their terms. However, if the offer is successful, the number of shareholders of Aramex and the common shares of Aramex which are still in the hands of the public may be so small that there will no longer be an active public trading market (or possibly any public trading market) for the common shares underlying your options. Also, the common shares may no longer be eligible to be traded on the Nasdaq National Market or any other securities exchange, and Aramex may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. We intend to remove the common shares from quotation on the Nasdaq National Market and to deregister the common shares under the Securities Exchange Act of 1934, which requires such filings, as soon as practicable following the completion of the Offer. Further, you should be aware that upon removal of the common shares from quotation on the Nasdaq National Market, issuances and transfers of the common shares will be restricted under Bermuda law and will require permission by the Bermuda Monetary Authority prior to any issuance or transfer being effected.

     The Aramex stock option plan does not contain a change of control provision and as a result, you would not be entitled to receive any compensation for your options if the Offer is consummated and the proposed compulsory acquisition or amalgamation takes place. If the amalgamation takes place, outstanding options under the Aramex stock option plan will continue in existence but will be exercisable in relation to the shares of the amalgamated company instead of shares of Aramex. Apart from this change, the options will be subject to the same terms and conditions as were applicable to such option immediately prior to the consummation of the amalgamation.

Q.  DO I HAVE TO PAY THE EXERCISE PRICE OR WITHHOLDING TAXES WITH CASH?

A. No. In order to facilitate your participation in the Offer, Aramex is allowing you to conditionally exercise your options without paying the exercise price in cash at the time of exercise. This means that your options will be exercised and the Option Shares will be tendered, and the amount of cash you receive for each Option Share purchased will equal the difference between $12.00 and the option exercise price per share, less any required withholding taxes. You do not need to send any money with your Notice of Conditional Exercise.

Q.  HOW WILL THE EXERCISE PRICE BE PAID?

A. The board of directors of Aramex has resolved to amend the Aramex stock option plan to enable the Option Shares to be issued nil paid, subject to the right of Aramex, in accordance with its bye-laws, to receive payment for such Option Shares in cash in an amount equal to the exercise price of each option exercised or, subject to board approval, to receive payment for such Option Shares by a repurchase of shares or in such other manner as is consistent with Bermuda law. The exercise price will therefore remain outstanding and, if Purchaser is registered as the registered holder of such Option Shares, such exercise price will be payable by Purchaser to Aramex upon a call by Aramex.
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    By signing and returning the Notice of Conditional Exercise, you are consenting to the amendment to the Aramex stock option plan described above, as well as the additional amendment described in such Notice. The board of directors of Aramex has resolved to provide for all common shares issued pursuant to Existing Stock Options to be issued nil paid, as described above (and corresponding amendments to your option agreement[s] with Aramex), but if you do not complete the Notice of Conditional Exercise and tender your Option Shares in the Offer, you will need to separately agree with Aramex to such amendment to the Aramex stock option plan.

Q.  WHEN WILL I BE PAID?

A. After the Offer expires, the depositary will send funds to Aramex for disbursement to holders of Option Shares that were purchased in the Offer. Aramex will disburse to you the purchase price of all of your Option Shares purchased in the Offer, less the applicable exercise price or prices and any required withholding taxes, promptly thereafter.

Q.  WILL I BE TAXED ON THE MONEY I RECEIVE?

A. You should read Section 12 of the Offer to Purchase, "Certain U.S. Federal Income Tax Consequences", for information regarding the United States federal income tax consequences of your receipt of money in exchange for your Option Shares if you are a U.S. holder of Option Shares. Holders of options should consult their own tax advisors concerning the specific U.S. federal, state, local and foreign tax consequences to them of receiving money for their Option Shares.

Q.  HOW DO I TENDER MY OPTION SHARES IN THE OFFER?

A. The only way that you can conditionally exercise options and tender Option Shares in the Offer is by completing the Notice of Conditional Exercise, signing the form, and returning it to Aramex. The Notice of Conditional Exercise must be received by Aramex before the Expiration Date.

    On this form, you will conditionally exercise part or all of your eligible options and tender your Option Shares in the Offer.

Q.  WHAT IF I HOLD COMMON SHARES IN ADDITION TO MY OPTIONS?

A. If you have actual common shares in your possession (or at a brokerage firm), you may tender those shares as well. In this case, you may have received two or more sets of Offer materials. You should be careful to follow the separate directions that apply to common shares and Option Shares.

Q.  CAN I CHANGE MY MIND AND WITHDRAW OPTION SHARES THAT I DIRECTED TO BE
    TENDERED?

A.  Yes, but only if you perform the following steps:

     - You must send a signed notice of withdrawal to Aramex, and it must be received by Aramex before the Expiration Date; and

     - The notice of withdrawal must be in writing. You may fax your notice of withdrawal to Bashar Obeid, Group Financial Officer of Aramex, at +1-962-6553-7451.

     The notice of withdrawal must state your name and social security number (or other tax identification number), as well as the number of Option Shares that you wish to withdraw from the Offer. The withdrawal procedures are described in the Instructions for Conditional Exercise. You must follow these instructions carefully.

     You are entitled to conditionally exercise eligible options and retender Option Shares after withdrawal, provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original submission.

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Q.  WHAT DO I DO IF I HAVE ANY QUESTIONS ABOUT THE OFFER?

A. If you have questions about the Offer or need help in properly responding to the Offer, please contact Bashar Obeid, Group Financial Officer of Aramex, by work phone at +1-962-6-551-5111 ext. 409, by cell phone at +1-962-7978-7899, by fax at +1-962-6-553-7451 and by mail at c/o Bashar
    Obeid, Aramex International, 16515 145th Drive, Jamaica, NY 11434-5135 c/o Rita Tillman.

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     This memorandum is intended to help you understand the Offer and how options will be handled in the Offer. The Offer to Purchase and the related Letter of Transmittal contain the legal terms of the Offer, and are controlling. By signing the Notice of Conditional Exercise you are also agreeing to the terms and conditions set forth therein and in the Instructions for Conditional Exercise. You are urged to carefully read these documents, which explain the Offer in detail.

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